Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended
Issuer Free Writing Prospectus dated February 4, 2019
Relating to Preliminary Prospectus Supplement dated February 4, 2019
Registration No. 333-221725

Cherry Hill Mortgage Investment Corporation

8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock

Final Pricing Term Sheet

February 4, 2019

Issuer:	Cherry Hill Mortgage Investment Corporation
Securities Offered:	8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (“Series B Preferred Stock”)
Shares Offered:	1,800,000 shares
Over-Allotment Option:	270,000 shares
Trade Date:	February 4, 2019
Settlement and Delivery Date:	February 11, 2019 (T + 5)
Public Offering Price:	$25.00 liquidation preference per share; $45,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)
Underwriting Discount:	$0.7875 per share; $1,417,500 total (assuming the over-allotment option is not exercised)
Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $43,582,500 total (assuming the over-allotment option is not exercised)
Dividend Rate:
From and including the original issue date to, but excluding, April 15, 2024, at a fixed rate equal to 8.250% per annum of the $25.00 liquidation preference ($2.0625 per annum per share), and from and including April 15, 2024, at a floating rate equal to three-month LIBOR plus a spread of 5.631% per annum of the $25.00 per share liquidation preference

Dividend Payment Date:
Quarterly cumulative dividends, in arrears, on January 15, April 15, July 15 and October 15 (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on or about April 15, 2019 (short first dividend period) in the amount of $0.36667 per share and will be paid to the persons who are the holders of record of the Series B Preferred Stock on the corresponding dividend record date fixed by the board of directors.

Dividend Record Date:	The date no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by the board of directors
Liquidation Preference:	$25.00 per share
Optional Redemption Date:	April 15, 2024
Conversion Rights:
Share Cap: 2.68962

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 4,841,316 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series B Preferred Stock is exercised, not to exceed 5,567,513 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

If the Common Stock Price is less than $9.295 (which is 50% of the per share closing price of the Issuer’s common stock reported on the NYSE on February 1, 2019), subject to adjustment in certain circumstances, the holders of the Series B Preferred Stock will receive a maximum of 4,841,316 shares of the Issuer’s common stock per share of Series B Preferred Stock (assuming the over-allotment option is not exercised).

Proposed New York Stock Exchange Listing Symbol:	CHMI-PRB
CUSIP:	164651 309
ISIN:	US1646513093
Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC
Lead Manager:	Citigroup Global Markets Inc.

The Issuer has filed a registration statement (including a base prospectus dated December 4, 2017) and a preliminary prospectus supplement, dated February 4, 2019 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com, or RBC Capital Markets, LLC by calling (866) 375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com.